ASX/MEDIA RELEASE	30 May 2006

pSivida Directors to take up Entitlements under
the Rights Issue

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that the Directors of the Company have confirmed that they will be taking up rights to subscribe for pSivida shares under their respective individual eligible entitlements.

Capital raised from this Rights Issue will primarily fund the phase III clinical trials of MedidurTM for the treatment of Diabetic Macular Edema (DME), and phase IIa clinical trials of our lead BioSiliconTM product, BrachySilTM which is being developed for the treatment of inoperable pancreatic cancer.

The Rights Issue is on a non-renounceable 1 for 8 basis to raise approximately A$29 million at A$0.60 per ordinary share, and has an incorporated top up facility whereby eligible shareholders may apply for additional new ordinary shares in excess of their entitlement at the same price.

The Rights Issue is not underwritten. To the extent there is any shortfall under the Rights Issue, pSivida has agreed to place such shortfall through Janney Montgomery Scott LLC, the U.S. based Lead Manager for this issue, to institutional and sophisticated investors. Any ordinary shares issued in the U.S. in connection with the Rights Issue as a result of any shortfall will be issued in a private placement. These shares will not be registered under the U.S. Securities Act of 1933, as amended, or any U.S. state securities laws and may not be offered, sold or transferred in the U.S. absent registration or an applicable exemption form registration requirements.

The Record Date for the Rights Issue was 22 May 2006. The ordinary shares to be issued in connection with the Rights Issue are expected to commence trading on the Australian Stock Exchange on 8 June 2006. Applications will close on 7 June 2006. The period for placement of the shortfall is expected to be between 7 and 13 June 2006.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

Any ordinary shares issued in the U.S. in connection with the Rights Issue as a result of any shortfall will be issued in a private placement. These shares will not be registered under the U.S. Securities Act of 1933, as amended, or any U.S. state securities laws and may not be offered, sold or transferred in the U.S. absent registration or an applicable exemption form registration requirements.

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with, including access to its cutting edge research and development facilities.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; the failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; the failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure to commence Phase IIa BrachySilTM trials for the treatment of pancreatic cancer; the failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate pSivida Inc’s operations and employees; the failure of the pSivida Inc’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur™; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME; failure to achieve cost savings; failure to execute on US growth strategy; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between the two  pancreatic cancer study centres; failure of the BrachySil™ primary liver programme that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.